UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐ TRANSITION REPORTED PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                TO

COMMISSION FILE NUMBER 001 - 14049

IMS HEALTH INCORPORATED SAVINGS PLAN

(Full title of Plan)

IMS HEALTH INCORPORATED

(Name of Issuer of the Securities held pursuant to the Plan)

1499 POST ROAD, FAIRFIELD, CT 06824

(Address of the Plan and the Issuer’s principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Benefits Committee of IMS Health Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMS Health Incorporated Savings Plan
(Name of Plan)

By: /s/ Nancy E. Cooper
Nancy E. Cooper
Senior Vice President and Chief Financial Officer, IMS Health Incorporated

Date: June 24, 2005

 IMS HEALTH INCORPORATED SAVINGS PLAN
DECEMBER 31, 2004

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the IMS Health Incorporated Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the IMS Health Incorporated Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, New York

June 21, 2005

IMS HEALTH INCORPORATED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Dollar amounts in thousands

	As of December 31,
	2004	2003
Assets:

Investments, at fair value	$87,977	$73,132

Investments, at contract value	31,372	30,232

Net assets available for benefits	$119,349	$103,364

The accompanying notes are an integral part of these financial statements.

IMS HEALTH INCORPORATED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Dollar amounts in thousands

Year Ended December 31, 2004
Additions to net assets

Transferred assets (Note 7)	$1,154

Investment income:
Interest and dividend income	1,136
Net appreciation (Note 6)	8,016
Total investment income	9,152

Contributions:
Members	9,041
Company	2,912
Rollovers	243
Total contributions	12,196

Total additions	22,502

Deductions from net assets

Benefits paid to members	6,517
Total deductions	6,517

Net increase	15,985

Net assets available for benefits:
Beginning of year	103,364
End of year	$119,349

The accompanying notes are an integral part of these financial statements.

NOTE 1.   DESCRIPTION OF THE PLAN

The following description of the IMS Health Incorporated Savings Plan (the “Plan”) provides only general information.  Participating members (“members”) should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to U.S. employees of IMS Health Incorporated (the “Company”) and certain of its subsidiaries.  Full-time and regular part-time employees are eligible to participate in the Plan in the first month following their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

NOTE 2.   ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management and the Plan trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options comprised of stocks, bonds, fixed income securities and other investment securities.  Certain investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in these risks in the near term could materially affect members’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investments

The Plan’s investments in guaranteed investment contracts are stated at contract value, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals.  Pooled separate accounts are valued by the fund managers based on the asset values of the underlying securities as reported by the funds.  Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Loans are recorded at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses, unrealized appreciation/(depreciation) and transaction fees on those investments.

Contributions

A member may elect to contribute 1% to 16% of annual compensation.  A member may designate contributions as before-tax or after-tax contributions.  A member who is a highly compensated employee may be limited to less than the 16% maximum contribution amount, due to Internal Revenue Code (the “Code”) regulations.  For 2004, the limit on before-tax contributions was $13,000.

The Company matches an amount equal to 50% of a member’s contributions, up to the first 6%.  Member savings in excess of 6% are supplemental savings that are not matched by the Company.  Company matching contributions are made in cash and invested in the same investment funds as the member’s own contributions. Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the employee earnings.

At any time following enrollment into the plan, a participant may direct the employee contribution into any of the plan investment options.  Employer contributions are allocated based upon the participant’s investment elections.

Vesting

Members are 100% vested in the Company’s matching contributions after the third year of employment. A member becomes fully vested in his or her Company contribution account upon retirement, disability, death, or upon reaching age 65.  Members are always 100% vested in their own contributions and earnings thereon.

Forfeitures

A member who is not 100% vested in his or her Company contributions and is terminated for reasons other than retirement, death, disability or reaching age 65 shall forfeit his or her non-vested Company contributions.  Forfeited amounts are applied to reduce subsequent Company contributions.  In the event the employee is subsequently re-employed by the Company prior to incurring 5 consecutive one year breaks in service, such forfeited amount of his or her Company contributions shall be restored to his or her account.  During 2004, $90,000 was forfeited and has been used to reduce Company contributions.  There is a forfeiture balance of $41,129 as of December 31, 2004, which is available to offset future Company contributions.

Members Loans

Members may borrow from their fund accounts a minimum amount of $500 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months.  The maximum loan term is 57 months or up to 117 months for the purchase of a primary residence.  The loans are collateralized by the balances in the member’s accounts and bear interest at the prime rate at the date of the loan as published in The Wall Street Journal plus 2% (currently the interest rate range is 6.00% to 11.50%). Principal and interest are paid on a semi-monthly basis through payroll deductions. The default of a loan is deemed a taxable distribution of the unpaid balance. The loan fund balance, included as part of investments at fair value, amounted to $1,615,757 and $1,691,283 as of December 31, 2004 and 2003, respectively.

Payments of Benefits

Benefits are recorded when paid. On termination of service due to death, disability, retirement or other reasons, a member may elect to receive a lump sum amount equal to the value of the member’s vested interest in his or her account, or subject to certain conditions, annual installments over a certain period as selected by the Member which does not exceed the Members life expectancy or the joint life expectancies of the Member and the Member’s Beneficiary.  Members may also elect to defer distributions subject to certain conditions.

Administrative Expenses

Transaction and investment manager fees for each fund are charged against the Plan’s assets and related rates of return. Trustee fees and other expenses of administering the Plan are paid by the Company.

NOTE 3.   PARTIES-IN-INTEREST

Prudential Retirement Services is an operating division of Prudential Financial. The operations of Prudential Retirement Services are conducted principally through Prudential Retirement Insurance & Annuity Company (PRIAC), a wholly owned subsidiary of Prudential Financial. At December 31, 2004, a significant portion of the Plan’s assets were invested in PRIAC funds. PRIAC serves as record keeper for the Plan. Prudential Bank & Trust Company, FSB, is a wholly owned subsidiary of Prudential Financial and acts as trustee for the Plan. As a result of these related-party relationships, the  investments qualify as party-in-interest transactions.

At December 31, 2004, the Plan held 255,383 shares of IMS common stock valued at $5,948,182. At December 31, 2003, the Plan held 261,487 shares of IMS common stock valued at $6,522,833.

NOTE 4.   FEDERAL INCOME TAX

The Internal Revenue Service has determined and informed the Company by a letter dated April 16, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

NOTE 5.   PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended and the Code. If this were to occur, all members of the Plan would become fully vested in the amounts in their accounts.

NOTE 6.   INVESTMENTS

The following investments represent 5% or more of the net assets available for benefits as of the dates indicated (dollar amounts in thousands):

	December 31
	2004	2003
S&P 500 Index Fund *	$35,357	$31,901
Prudential Guaranteed Income Fund *	$29,935	$28,493
Small Cap Value/Perkins Wolf McDonnell *	$13,155	$11,198
Prudential Lifetime40 *	$7,692	$6,326
Templeton Foreign Account *	$6,557	N/A
IMS Health Common Stock Fund *	$5,948	$6,523

* party-in-interest

The net assets available for benefits as of December 31, 2004 and 2003 are comprised of the following categories of investments (dollar amounts in thousands):

	2004	2003
Pooled separate accounts	$113,401	$96,841
Common stock	5,948	6,523
Net assets available for benefits	$119,349	$103,364

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows (dollar amounts in thousands):

Pooled separate accounts	$8,416
Common stock	(400)
Net appreciation	$8,016

Guaranteed Investment Contracts

As of December 31, 2004, the investments at contract value, which consists of the Guaranteed Investment Contracts (“GICs”), had an average yield of 3.3% and an average crediting interest rate of 3.3%. The effective yield is reset every six months at mid-year. There are no reserves against the contract value for credit risk of the contract issuers or otherwise as of December 31, 2004 and 2003. The GICs meet the fully benefit responsive criteria and are presented at contract value. The contract value of $31,371,869 and $30,231,753 at December 31, 2004 and 2003 respectively, approximates fair value.

NOTE 7.  TRANSFERRED ASSETS

In 2003, the Company completed the acquisition of Data Niche Associates (DNA).  As a result of the acquisition, the Data Niche Associates Retirement Savings Plan (“the DNA plan”) was terminated.  The DNA plan participants were given the option of transferring their funds into the Plan or taking a distribution. On January 16, 2004, the remaining DNA plan assets amounting to $1,153,658 were transferred to the Plan by Principal Life Insurance Company, DNA’s trustee.

IMS HEALTH INCORPORATED SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2004

Dollar amounts in thousands

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) **	(e) Current Value

*	Prudential Retirement Insurance Co.	Guaranteed Income Fund		$29,935
*	Metropolitan Life Insurance Co.	Metropolitan Life - Rate 6.69% Matures on 10/01/2005		750
*	John Hancock Life Insurance Co.	John Hancock - Rate 6.69% Matures on 04/01/2005		687
		Subtotal – Investments At Contract Value		31,372

*	Prudential Retirement Insurance Co.	S&P 500 Index Fund		35,357
*	Prudential Retirement Insurance Co.	Small Cap Value/Perkins Wolf McDonnell		13,155
*	Prudential Retirement Insurance Co.	Lifetime40		7,692
*	Prudential Retirement Insurance Co.	Templeton Foreign Account		6,557
*	Prudential Retirement Brokerage Services	IMS Health Common Stock Fund		5,948
*	Prudential Retirement Insurance Co.	Large Cap Growth/Goldman Sachs		4,399
*	Participant Loans	Member Loans (interest rate range 6.00% to 11.50%)		1,616
*	Prudential Retirement Insurance Co.	Mid Cap Value/Wellington Management		3,253
*	Prudential Retirement Insurance Co.	Large Cap Value/Wellington Management		3,180
*	Prudential Retirement Insurance Co.	Mid Cap Growth/Artisan Partners		2,330
*	Prudential Retirement Insurance Co.	Small Cap Growth/TimesSquare		1,532
*	Prudential Retirement Insurance Co.	Lifetime50		1,355
*	Prudential Retirement Insurance Co.	Lifetime30		816
*	Prudential Retirement Insurance Co.	Lifetime20		478
*	Prudential Retirement Insurance Co.	Lifetime60		309
		Subtotal – Investments At Fair Value		87,977

		Total		$119,349

* party-in-interest

** cost omitted for participant directed investments

IMS HEALTH INCORPORATED SAVINGS PLAN

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX - 23	Consent of Independent Registered Public Accounting Firm